                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November, 2000


                              Koor Industries Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21 Ha'arba'a Street, Tel Aviv 64739, Israel
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        ----------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  November 30, 2000

EXHIBIT    DESCRIPTION

   A. Directors' Report on the State of the Company's Affairs for the period 1 January to 30 September, 2000.

   B.      Koor Industries Limited Interim Consolidated Financial
           Statements as at September 30, 2000 (Unaudited).

   C. ECI Telecom Ltd. Condensed Interim Consolidated Financial Statements as at September 30, 2000 (Unaudited).